EXHIBIT 99.1

                              FOR IMMEDIATE RELEASE

CONTACTS:

Media                      Investors
Robert W. Stewart          Michael S. Kraft
703-762-5175               703-762-5359
888-894-7812               800-981-5994

        TELIGENT REPORTS SECOND QUARTER REVENUE OF $4M; RAISES 1999 TARGET FOR CUSTOMER BUILDINGS TO 6,000

VIENNA, VA., August 11, 1999 - Teligent, an integrated communications company, today reported second quarter revenue of $4 million, as the company continues to launch local, long distance and high-speed Internet service in major markets across the country. Revenue for the three months ending June 30 is more than two-and-a-half times the $1.5 million in revenue reported for the first quarter, and four times the $1 million posted for all of 1998.

Teligent also announced that it has raised its year-end target for securing access rights to customer buildings by 20 percent, from 5,000 to 6,000 buildings. The increased goal reflects the company's continuing success in demonstrating the competitive advantages of its digital SmartWave(TM) local communications networks to commercial building owners.

During the second quarter, Teligent continued the rapid deployment of its SmartWave(TM) local networks. In the three months ending June 30, the company nearly doubled the number of "on-net" customer buildings, raising the total to 1,520; increased its customer base by more than 80 percent, to 3,534; and expanded the number of installed customer lines by more than 100 percent, to 37,526. During the quarter, the company grew to 2,237 employees, up from 1,866 on March 31.

     "By every measure, we had an excellent second quarter," said Teligent Chairman and Chief Executive Officer Alex J. Mandl. "We dramatically increased our revenue, and we significantly improved our numbers for `on-net' buildings, customers and customer lines.

"We also are making great progress in securing access rights to customer buildings," Mandl added. "At the end of the second quarter, we had signed leases or options for 4,252 customer buildings. That's up 37 percent from the total at the end of the first quarter. Because of that excellent performance, we've raised our target for the number of buildings we expect to have under lease or option by the end of the year to 6,000."

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During the second  quarter,  Teligent  launched  its local,  long  distance  and high-speed Internet service in two additional markets - Seattle and Cleveland - bringing to 28 the total number of markets in service. Those 28 markets include the nation's largest business centers and comprise more than 460 cities and towns with a combined population of more than 83 million. The company launched its 29th market, Phoenix, on July 28. By year-end, the company expects to offer service in 40 markets with a combined population of more than 100 million.

Reflecting the continued build-out of its local networks, Teligent reported a net loss of $123 million for the quarter, compared to a loss of $108 million for the first quarter. Capital expenditures were $35 million. As of June 30, the company reported available cash and cash equivalents of $386 million, including $200 million received from Teligent's existing bank credit facility.

"Our strong revenue performance during the quarter was fueled by significant growth in revenue per customer and revenue per line," said Senior Vice President and Chief Financial Officer Abraham L. Morris. "As we move forward, we expect to achieve even better financial and operating results as we continue to reduce the interval between closing the sale and installing the customer."

In addition to significantly increasing its customer base, "on-net" customer buildings and customer lines, Teligent in the second quarter recorded an 87 percent increase in sales. To support this effort the company increased its sales force by 30 percent, to 433, as of June 30, and heightened the efficiency of its sales representatives, said President and Chief Operating Officer Kirby
G. Pickle, Jr.

"We recorded a 30 percent increase in sales dollars per rep per month," Pickle said. "We anticipate that figure will continue to improve, enabling us to meet our very aggressive sales and revenue targets for 1999."

During the second quarter, Teligent also expanded its portfolio of data services, Pickle said. In June, Teligent announced the introduction of SmartWave(TM) DSL - a new, lower-cost, high-speed data service that enables small and mid-sized businesses to "step up from dial up" Internet access to a robust, "industrial strength," service for as little as $149 a month.

"The initial response clearly shows that our customers believe that SmartWave(TM) DSL is a terrific way to jump-start their entry into e-commerce," Pickle said. "The majority of SmartWave(TM) DSL customers are ordering the service at fully synchronous speeds of up to 384 kilobits per second, giving their businesses a significant advantage over companies that still rely on dial-up Internet access at 56 kilobits per second. And when our customers are ready, SmartWave(TM) DSL can take them all the way up to T-1 speeds."

In the second half of 1999, Teligent will continue to expand its position in the data market, Pickle said, by further developing its capabilities as an Internet services provider, or ISP. Teligent currently contracts with an outside vendor for ISP services.

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"From day one at Teligent, we've known that the communications world was rapidly shifting from voice to data," Pickle said. "We've positioned Teligent to quickly develop its own ISP infrastructure by deploying ATM switches and advanced data routers in each of the 19 broadband switching centers that we've built to date. These centers, which serve all 29 of the markets that we've launched so far, also include Nortel DMS voice switches, enabling Teligent to seamlessly handle both voice and data traffic.

"As a  facilities-based  ISP,  Teligent will be able to deliver both  high-speed access and premier services, including advanced web-hosting and e-commerce solutions for our customers. And we'll be able to do it at the lowest possible cost," Pickle added. "More importantly, developing our own ISP capability will enable us to offer our customers the very latest in next-generation services, including applications hosting, high-quality IP telephony and e-commerce support."

Teligent expects to install a significant portion of its ISP facilities by the end of this year, and begin rolling out advanced Internet applications over these facilities next year, Pickle said.

In the second quarter, Teligent continued to speed the installation of fixed wireless and wireline equipment in customer buildings. The number of `on-net' customer buildings with installed point-to-multipoint and point-to-point installations increased from 471 to 737, and wireline installations increased from 328 to 783.

As of June 30, Teligent had put in place nearly 70 fixed wireless base stations. Teligent also began installation of next generation software in its point-to-multipoint installations during the quarter, increasing the efficiency of network management, shortening maintenance intervals and further improving point-to-multipoint reliability, Pickle said.

Integrating advanced point-to-multipoint and point-to-point microwave radio equipment with traditional broadband wireline technology, Teligent SmartWave(TM) networks offer customers the advantages of lower costs and greater flexibility.

Teligent delivers its wireless service by installing small antennas on roofs of customer buildings. When a customer picks up a telephone, accesses the Internet or activates a videoconference, the signal travels over inside wiring to Teligent's indoor electronics cabinet and from there to the rooftop antenna. The antenna then relays the voice, data or video signals, which are carried over an ATM platform, to a Teligent base station antenna.

The base station gathers signals from a cluster of surrounding customer buildings, aggregates the signals and then routes them to a Teligent broadband switching center. At the switching center, Teligent uses ATM switches and data routers along with Nortel DMS switches to hand off the traffic to other networks
- the public circuit-switched voice network, the packet-switched Internet, and private data networks.



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Based  in  Vienna,  Va.,  Teligent,  Inc.  (NASDAQ:  TGNT)  is  a  full-service, integrated communications company that is offering small and medium-sized business customers local, long distance, high-speed data and dedicated Internet services over its digital SmartWave(TM) local networks in 29 major markets. Eventually, Teligent will expand service to 74 major metropolitan areas throughout the United States. Teligent's offerings of regulated services are subject to tariff approval.

For more information, visit the Teligent website at: www.teligent.com

Teligent and SmartWave are trademarks of Teligent, Inc.

Except for any historical information, the matters discussed in this press release contain forward-looking statements that reflect the company's current views regarding future events. These forward-looking statements involve risks and uncertainties that could affect the company's growth, operations, markets, products and services. The company cannot be sure that any of its expectations will be realized. Factors that may cause actual results, performance or achievement to differ materially from those contemplated by its forward looking statements include, without limitation: 1) The company's pace of entry into new markets; 2) The time and expense required to build the company's planned network and ISP infrastructure; 3) The impact of changes in telecommunications laws and regulations; 4) General economic and competitive conditions; 5) Technological developments; 6) Other factors discussed in the company's filings with the Securities and Exchange Commission.




                             Financial Tables Follow


                                 TELIGENT, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands except share and per share information)
                                   (unaudited)
                                                                  Three Months Ended
                                                     June 30,        March 31,       June 30,
                                                       1999            1999          1998 (1)
                                                     -------         -------         -------
Revenues:
   Communications services ..................     $    3,961      $    1,523      $      143

Costs and expenses:
   Cost of services .........................         43,834          34,416          17,903
   Sales, general and administrative ........         49,855          45,379          25,002
   Stock-based and other noncash compensation          7,937           7,864           8,189
   Depreciation and amortization ............         10,087           7,396           2,080
                                                  ----------      ----------      ----------
      Total costs and expenses ..............        111,713          95,055          53,174
                                                  ----------      ----------      ----------

   Loss from operations .....................       (107,752)        (93,532)        (53,031)

Interest and other income ...................          4,193           5,181           9,963
Interest expense ............................        (19,913)        (19,761)        (16,067)
                                                  ----------      ----------      ----------
   Net loss .................................     $ (123,472)     $ (108,112)     $  (59,135)
                                                  ==========      ==========      ==========

Basic and diluted net loss per share ........     $    (2.34)     $    (2.05)     $    (1.12)
                                                  ==========      ==========      ==========

Weighted average common shares outstanding ..     52,828,466      52,674,601      52,591,864
                                                  ==========      ==========      ==========

SELECTED FINANCIAL AND OTHER DATA:

                                                                 Three Months Ended
                                                     June 30,         March 31,       June 30,
                                                      1999              1999          1998 (1)
                                                     -------          --------        -------
EBITDA (2) ..................................       $(89,728)       $(78,272)       $(42,762)
Cash used in operations......................       $(98,369)       $(85,043)       $(33,794)
Capital expenditures ........................       $(34,772)       $(56,703)       $(14,905)

                                                                Three Months Ended
                                                     June 30,         March 31,       June 30,
                                                      1999              1999          1998 (1)
                                                     -------          --------        -------
Cash and cash equivalents....................      $ 386,088       $ 294,438       $ 586,976
Total assets.................................      $ 799,712       $ 702,718       $ 813,264
Total stockholders' (deficit) equity.........      $(183,426)      $ (69,731)      $ 191,563


(1) Certain amounts in the prior year financial statements have been reclassified to conform to the current year's presentation.

(2) EBITDA (earnings before interest, taxes, depreciation and amortization) excludes charges for stock-based and other noncash compensation.